Exhibit 99.1

NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements are considered by Management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian Institute of Chartered Accountants. These unaudited interim consolidated financial statements include all adjustments, consisting of normal and recurring items that Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Brian Skanderbeg, P.Geo	Rick Johnson, CPA, CA
Chief Executive Officer	Chief Financial Officer

Date: November 4, 2015

Condensed Consolidated Interim Statements of Financial Position

(In Thousands of Canadian Dollars - Unaudited)

		SEPTEMBER 30	DECEMBER 31
		2015	2014
	Note
Assets
Cash and cash equivalents		$24,465	$11,172
Short-term investments	5	431	1,177
Accounts receivable		135	3,245
Inventories	6	25,651	20,318
Prepaid expenses and deposits		223	609
Current assets		50,905	36,521

Mineral properties	7	133,429	128,912
Deposits for reclamation costs	8	2,329	2,079
Non-current assets		135,758	130,991
Total assets		$186,663	$167,512

Liabilities
Accounts payable and accrued liabilities		$7,420	$8,142
Current portion of long-term debt	9	5,000	3,600
Net royalty obligation	10	599	912
Current liabilities		13,019	12,654

Long-term debt	9	14,499	17,981
Net royalty obligation	10	220	654
Decommissioning and reclamation	8	6,882	6,798
Non-current liabilities		21,601	25,433

Shareholders' equity
Share capital	11	199,787	198,489
Contributed surplus		7,760	7,148
Accumulated other comprehensive income		(160)	161
Accumulated deficit		(55,344)	(76,373)
Total shareholders' equity		152,043	129,425
Total liabilities and shareholders' equity		$186,663	$167,512

See accompanying notes to condensed consolidated interim financial statements.

On behalf of the Board:

Brian Booth, P.Geo.	Arnold Klassen, CPA, CA
Chair	Chairman, Audit Committee

Condensed Consolidated Interim Statements of Income

(In Thousands of Canadian Dollars, except per share amounts - Unaudited)

		Three Months Ended		Nine Months Ended
		SEPTEMBER 30		SEPTEMBER 30
		2015	2014	2015	2014
	Note

Revenue		$24,549	$24,323	$80,471	$64,665

Mine Operating:
Production costs		11,183	12,021	33,823	35,243
Production royalty		736	902	2,588	1,694
Depreciation and depletion		4,876	4,604	13,490	16,841
		16,795	17,527	49,901	53,778
Gross profit		7,754	6,796	30,570	10,887

General and administrative		1,153	1,258	5,987	5,201
Finance expense		1,643	800	5,828	4,022
Finance and other income		(704)	(1,067)	(2,699)	(2,729)
Loss on sale of assets		-	-	-	642
Loss (gain) on investments		-	(1,047)	425	(1,317)
		2,092	(56)	9,541	5,819

Net earnings		$5,662	$6,852	$21,029	$5,068

Net earnings per share
Basic and diluted	12
Net earnings		$0.03	$0.04	$0.11	$0.03

Basic		194,875	188,156	194,156	186,136
Diluted		196,194	188,459	195,301	186,313

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	SEPTEMBER 30		SEPTEMBER 30
	2015	2014	2015	2014

Net earnings	$5,662	$6,852	$21,029	$5,068

Other comprehensive income (loss)
Loss (gain) on available-for-sale securities transferred to earnings (loss)	-	(1,047)	425	(1,317)
Unrealized (loss) gain on available-for-securities	(164)	191	(746)	1,732
Other comprehensive income (loss)	(164)	(856)	(321)	415
Total comprehensive income	$5,498	$5,996	$20,708	$5,483

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Shareholders' Equity

(In Thousands of Canadian Dollars - Unaudited)

			Accumulated
			Other
	Share	Contributed	Comprehensive	Accumulated	Total
	Capital	Surplus	Income (Loss)	Deficit	Equity

Balance - December 31, 2013	$195,245	$8,223	$53	$(80,925)	$122,596
Common shares issued	1,501	-	-	-	1,501
Transfers from contributed surplus	1,743	-	-	-	1,743
Stock-based compensation	-	438	-	-	438
Transfers to share capital	-	(1,743)	-	-	(1,743)
Net earnings	-	-	-	5,068	5,068
Other comprehensive income	-	-	415	-	415
Balance - September 30, 2014	$198,489	$6,918	$468	$(75,857)	$130,018

Stock-based compensation	-	230	-	-	230
Net loss	-	-	-	(516)	(516)
Other comprehensive loss	-	-	(307)	-	(307)
Balance - December 31, 2014	$198,489	$7,148	$161	$(76,373)	$129,425

Common shares issued	893	-	-	-	893
Transfers from contributed surplus	405	-	-	-	405
Stock-based compensation	-	1,017	-	-	1,017
Transfers to share capital	-	(405)	-	-	(405)
Net earnings	-	-	-	21,029	21,029
Other comprehensive loss	-	-	(321)	-	(321)
Balance - September 30, 2015	$199,787	$7,760	$(160)	$(55,344)	$152,043

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	SEPTEMBER 30		SEPTEMBER 30
	2015	2014	2015	2014

Cash flows from (used in) operating activities

Net earnings	$5,662	$6,852	$21,029	$5,068
Adjustments for non-cash items:
Depreciation and depletion	4,876	4,604	13,490	16,841
Finance expense	868	126	1,096	1,176
Finance and other income	(247)	(320)	(747)	(833)
Loss on sale of assets	-	-	-	642
Loss (gain) on investments	-	(1,047)	425	(1,317)
Stock-based compensation	238	153	1,017	438
	11,397	10,368	36,310	22,015

Net changes in non-cash operating working capital:
Accounts receivable	(28)	6,255	3,110	1,762
Inventories	3,406	2,576	(4,413)	(6,276)
Prepaid expenses and deposits	276	427	386	269
Accounts payable and accrued liabilities	(1,196)	1,152	(722)	875
Cash provided by operating activities	13,855	20,778	34,671	18,645

Cash flows from (used in) investing activities:
Additions to mineral properties	(4,873)	(4,418)	(18,921)	(16,142)
Proceeds from NSR agreement	-	-	-	12,822
Proceeds from sale of assets	-	-	-	8,259
(Increase) decrease in reclamation deposits	-	-	(250)	408
Decrease in investments	-	2,479	-	4,335
Cash provided by (used in) investing activities	(4,873)	(1,939)	(19,171)	9,682

Cash flows from (used in) financing activities:
Proceeds from issue of common shares, net of issue costs	(5)	-	893	711
Term loan proceeds	19,900	-	19,900	-
Term loan repayments	(21,200)	(900)	(23,000)	(1,500)
Demand loan repayments	-	(1,715)	-	(7,950)
Obligations under finance lease repayments	-	-	-	(291)
Cash used in financing activities	(1,305)	(2,615)	(2,207)	(9,030)

Increase in cash and cash equivalents	7,677	16,224	13,293	19,297
Decrease in cash and cash equivalents related to assets held for sale	-	-	-	(88)

Cash and cash equivalents (bank indebtedness), beginning of period	16,788	(5,638)	11,172	(8,623)
Cash and cash equivalents, end of period	$24,465	$10,586	$24,465	$10,586

See accompanying notes to condensed consolidated interim financial statements.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

1.	Corporate Information:

Claude Resources Inc. (“Claude” or the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6. Its principal office is located at 200, 219 Robin Crescent, Saskatoon, Saskatchewan, S7L 6M8.

Claude Resources Inc. is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada. Its revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

2.	Basis of Preparation:

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements for the period ended September 30, 2015 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s 2014 annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements have been prepared following the same accounting policies and methods as those used in preparing the most recent audited consolidated financial statements for the year ended December 31, 2014.

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 4, 2015.

Details of the Company’s accounting policies, including future changes, are included in Notes 3 and 4.

BASIS OF MEASUREMENT

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for available-for-sale financial assets and liabilities for cash-settled share-based payment arrangements, which are measured at fair value.

FUNCTIONAL CURRENCY

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand, except share data or as otherwise noted.

USE OF JUDGMENTS AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant judgments, estimates and assumptions are related to the useful lives and recoverability of mineral properties and deferred income tax assets or liabilities, valuation of inventory, provisions for decommissioning and reclamation and financial instruments.

Although these estimates are based on Management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Critical Judgments in Applying Accounting Policies

Critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Production Start Date

The Company assesses the stage of each mine under construction to determine when a mine moves into commercial production. The criteria used to assess the start date of commercial production are based on the unique nature of each mine construction project, such as the complexity of the geology and its location. The Company considers various relevant criteria to assess when the mine construction phase is substantially complete and the mine is ready for its intended use. At this point, deferred costs are reclassified from “Mines under construction” to “Producing mines” and “Property, plant and equipment”. Some of the criteria will include, but are not limited, to the following:

•	Completion of a reasonable period of testing of the mine plant and equipment;
•	Ability to produce precious metal in saleable form;
•	Ability to sustain certain levels of ongoing production of precious metals; and
•	Production attaining a reasonable percentage of Mine Plan for a specified period of time.

When a mine enters the production stage, the capitalization of certain construction costs cease and costs are either regarded as inventory or operating expense, except for new capital costs which are capitalized. Depreciation and depletion commence at this time.

Exploration and Evaluation Expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits are likely either from future extraction or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of mineral reserves. The determination of a mineral resource is itself an estimation process that involves varying degrees of uncertainty depending on sub-classification and these estimates directly impact the decision to continue the deferral of exploration and evaluation expenditures. The accounting policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of this expenditure is unlikely, the amount capitalized is written off in the statement of income in the period when the new information becomes available.

Critical Estimates and Assumptions in Applying Accounting Policies

Significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairment

At the end of each reporting period, the Company assesses whether any indication of impairment exist. Where an indicator of impairment exists, an estimate of the recoverable amount is made. Determining the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in circumstances may affect these estimates and the recoverable amount.

Fair value for mineral properties is generally determined as the present value of estimated future cash flows arising from the continued use of the assets, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant would take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Inventories

Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the Company expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Mine Operating Costs

When determining mine operating costs recognized in the Consolidated Statements of Income, the Company makes estimates of quantities of ore within stockpiles and of quantities in-circuit and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

Ore Reserve and Resource Estimates

Ore reserves are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Estimating the quantities and grades of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, decommissioning and reclamation, recognition of deferred tax balances and depreciation and amortization charges.

At the end of each financial year, the Company updates its estimate of proven and probable gold mineral reserves and resources. Depreciation of the Company’s mining assets, included within the Mineral properties line item on the Statement of Financial Position, is prospectively adjusted, based on these changes. The Company also monitors the accuracy of the estimate during the periods between annual updates for significant changes to economic assumptions and geological data that could require an interim update to the estimate.

Fair value measurement

The Company measures financial instruments, such as derivatives, at fair value each balance sheet date. The fair values of financial instruments measured at amortized cost are disclosed in Note 14. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or cash-generating unit (CGU) at fair value less costs of disposal.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Taxation

Estimation of deferred taxes includes judgments based on expected performance of the Company. Various factors are considered to assess taxes, including past operating results, operational plans, expiration of tax losses and tax pools carried forward and tax planning strategies.

Decommissioning and Reclamation

The Company’s mining and exploration activities are subject to various environmental laws and regulations. The Company estimates environmental obligations based on the current legal and constructive requirements. The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date. Provision is made, based on net present values, for decommissioning and land restoration costs as soon as the obligation arises.

Additional Accounting Judgments, Estimates and Assumptions

In addition to the above disclosure on estimates and judgments, the Company has disclosed additional information relating to significant estimates and judgments recognized in the consolidated financial statements throughout the following notes:

Note 5	Short-term Investments
Note 8	Decommissioning and Reclamation
Note 10	Net Royalty Obligation
Note 13	Share-based Compensation Plans
Note 14	Financial Instruments

3.	Significant Accounting Policies:

These condensed consolidated interim financial statements are prepared using accounting policies consistent with the Company’s annual consolidated financial statements and notes thereto for the year ended December 31, 2014. The accounting policies utilized by Management for the Company and its wholly-owned subsidiaries have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

4.	Accounting Standards:

Future Changes in Accounting Policies

These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 (tentative). The Company is currently evaluating the impact of IFRS 9 on its financial statements, if any.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was issued by the IASB in May 2014 and clarifies the principles for recognizing revenue from contracts with customers. In July 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its financial statements, if any.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

5.	Short-term Investments:

Available-for-sale Investments

	SEPT 30	DEC 31
As at	2015	2014

Available-for-sale securities, beginning of year	$1,177	$143
Acquisition of available-for-sale securities	-	2,444
Disposition of available-for-sale securities	-	(1,567)
Write-down of available-for-sale securities	(425)	-
Unrealized (loss) gain on available-for-sale securities	(321)	157
Available-for-sale securities, end of period	$431	$1,177

The Company assesses its portfolio of available-for-sale securities at the end of each reporting period to assess whether there is objective evidence of impairment. Factors considered in the Company’s assessment included the length of time and extent to which fair value was below cost and current conditions specific to the investment. Utilizing these factors, the Company determined that certain of its available-for-sale securities had evidence of impairment and were written down.

By holding these available-for-sale securities, the Company is exposed to various risk factors including market price risk and liquidity risk (Note 14).

6.	Inventories:

	SEPT 30	DEC 31
As at	2015	2014

Gold bullion and in-circuit (1) (2)	$5,442	$2,743
Stockpiled ore (1) (2)	1,306	1,101
Materials and supplies inventory (3)	18,903	16,474
Inventories	$25,651	$20,318

(1)	For the period ended September 30, 2015, depreciation and depletion of $2.1 million is included in the above noted balances (December 31, 2014 - $1.2 million).
(2)	For the period ended September 30, 2015, there was no write-down of gold inventory to net realizable value (December 31, 2014 – $0.4 million).
(3)	For the period ended September 30, 2015, the Company wrote-down $0.4 million of materials and supplies inventory (December 31, 2014 - $0.1 million).

Write-downs and reversals, if any, are included in production costs.

7.	Mineral Properties:

Seabee Gold Operation Land Position

During 2015, the Company purchased its only two joint venture agreements within the Seabee Gold Operation from Star Minerals Group Ltd. (“Star”) and Karoo Exploration Corp. (“Karoo”). The Star joint venture agreement, which comprised 642 hectares, was purchased during the second quarter of 2015 for 134,664 common shares of Claude. The Karoo joint venture agreement, which comprised 65 hectares, was purchased for 73,529 common shares of Claude; the total purchase price for these purchases was deemed to be $0.1 million. By acquiring these two joint ventures, the Company now owns and controls 100 percent of the entire gold belt and land package within the Seabee Gold Operation.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Details of the Company’s property, plant and equipment included in mineral properties are as follows:

	Property		Exploration
	acquisition	Buildings,	And
	and mine	plant and	evaluations
	development	equipment	assets	Total

Cost

At January 1, 2014	$200,504	$147,283	$52,212	$399,999
Additions	17,181	4,965	240	22,386
Seabee NSR Royalty sale	(12,522)	-	-	(12,522)
Transfers between groups	14,625	47	(14,672)	-
At December 31, 2014	$219,788	$152,295	$37,780	$409,863
Additions	12,332	5,709	887	18,928
At September 30, 2015	$232,120	$158,004	$38,667	$428,791

Depreciation and impairment losses

At January 1, 2014	$144,056	$107,905	$7,494	$259,455
Depreciation and depletion	10,804	10,692	-	21,496
At December 31, 2014	154,860	$118,597	$7,494	$280,951
Depreciation and depletion	8,070	6,341	-	14,411
At September 30, 2015	$162,930	$124,938	$7,494	$295,362

Carrying amounts

At December 31, 2014	$64,928	$33,698	$30,286	$128,912
At September 30, 2015	$69,190	$33,066	$31,173	$133,429

8.	Decommissioning and Reclamation:

The Company’s decommissioning and reclamation costs consists of reclamation and closure costs. Mineral property obligations were determined using discount rates ranging from 1.36 to 2.46 percent. Expected undiscounted payments of future obligations are $7.3 million over the next 4 to 10 years. During 2015, an accretion expense of $0.08 million has been charged (YTD 2014 - $0.11 million), augmented by revisions made to the decommissioning and reclamation costs, resulting in an increase in the overall carrying amount of the provision. Changes to the provision during the period ended September 30, 2015 are as follows:

	SEPT 30	DEC 31
As at	2015	2014

Decommissioning and reclamation provision, beginning of year	$6,798	$6,447
Accretion	77	148
Revisions due to change in estimates and discount rate	7	203
Decommissioning and reclamation provision, end of period	$6,882	$6,798

As filed with the Government of Saskatchewan’s Ministry of Environment, the Company estimated in its Mine Closure Plan the closure costs at the cessation of mining at its Seabee Mine at $6.3 million. Actual costs of completing the reclamation of the mine site may be higher than those estimated. As required by regulatory authorities, the Company has provided letters of credit in favor of the Ministry of Environment as security for reclamation related to its properties in the amount of $2.3 million (December 31, 2014 - $2.1 million). The letters of credit are secured by investment certificates in the amount of $2.3 million (December 31, 2014 - $2.1 million). The Company has received approval to incrementally fund its remaining closure cost obligations over the next four years as follows: 2015 - $0.25 million; 2016 - $1.0 million; 2017 - $1.0 million; and 2018 - $1.5 million.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

9.	Long-term Debt:

The Company’s interest-bearing long-term debt is measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, see Note 14.

(a) Senior Secured Credit Facility

During the third quarter of 2015, the Company executed an agreement with The Bank of Nova Scotia (“Scotiabank”) for a new Senior Secured Credit Facility (“Facilities”) consisting of a Revolving Tranche (“Revolver”) in the amount of $10.0 million and a Term Loan Tranche (“Term loan”) in the amount of $15.0 million. These Facilities were used to replace the Company’s Term loan managed by Crown Capital Partners Inc. (“CCP Term Loan”) and the Company’s undrawn revolving credit facility with Canadian Western Bank.

The Revolver and Term loan have a three year term, each maturing on September 18, 2018. The interest rate on both facilities will be dependent on the Company’s total debt to EBITDA ratio and can range either between 3 percent to 4 percent over Prime, or bankers' acceptances plus a margin of 4 percent to 5 percent, at the discretion of the Company. The Term loan will be repaid in equal installments of $1.25 million per quarter (beginning in Q4 2015) up to and including the maturity date. There is no penalty for early repayment on either facility.

The Company incurred approximately $0.8 million of closing costs associated with the completion of these Facilities. These costs reduce the carrying value of the Term loan on the Statement of Financial Position and are being amortized using the effective interest rate method over the three year period of the Term loan.

	SEPT 30	DEC 31
As at	2015	2014

Revolver	$5,300	$-
Term loan	15,000	-
Total Facilities	20,300	-
Less:
Closing costs	(801)	-
Current portion	(5,000)	-
Senior secured credit facilities (amortized cost)	$14,499	$-

(b) CCP Term Loan

The Company’s CCP Term loan was repaid during the third quarter of 2015.

	SEPT 30	DEC 31
As at	2015	2014

CCP Term loan payable, beginning of period (amortized cost)	$19,959	$23,628
Amortization of remaining debt issue costs	841	353
Monthly principal repayments	(900)	(2,400)
Lump-sum principal repayment	(19,900)	-
Current portion	-	(3,600)
CCP Term loan payable, end of period (amortized cost)	$-	$17,981

10.	Net Royalty Obligation:

(a) Royalty Agreements

During each of 2005, 2006 and 2007, the Company entered into separate Royalty Agreements (“Agreements”) whereby it sold a basic royalty on gold production at its Seabee Gold Operation. The Company received cash consideration consisting of royalty income, indemnity fee income and interest income.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Under the terms of the Agreements, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the respective Agreements. A portion of the cash received at the inception of the respective agreements was placed with a financial institution; in return, the Company received a promissory note which is classified as restricted for accounting purposes. The Company utilizes interest earned from the restricted promissory notes and, if necessary, a portion of the principal to fund the basic royalty payments pursuant to each agreement. Over the life of the royalty agreements, it is expected that interest earned and principal from the restricted promissory notes will be sufficient to fund the expected basic royalty payments.

The Company has the legal right of offset and the intention to settle on a net basis. As such, the Company has presented these transactions on a net basis on the Statements of Financial Position.

	Note	2006 Agreement	2007 Agreement	Total

Restricted Promissory Notes

Principal Balance (1)	(b)(d)	35,490	25,986	61,476
Interest receivable (1)		1,545	1,131	2,676
Interest Rate		7 percent	7 percent
Maturity	(d)	FEB 15, 2016	FEB 15, 2017

Royalty Payments

Royalty Rate per ounce of gold produced (2)		$88.95 to $198.95	$48.64 to $147.05
Royalty payable (current) (1)	(b)(d)	1,535	1,114	2,649
Royalty obligation payable (current) (1)	(b)(d)	35,505	-	35,505
Royalty obligation payable (long-term) (1)	(b)(d)	-	26,053	26,053

(1)	At September 30, 2015.
(2)	Over the remaining life of the respective agreements.

(b) Net Royalty Obligation

The following schedule outlines the different components of the transaction that are presented net on the Company’s consolidated Statements of Financial Position:

	SEPT 30	DEC 31
As at	2015	2014

Current portion
Assets
Interest receivable on Restricted promissory notes	$2,676	$3,965
Restricted promissory note (2005 agreement)	-	14,679
Restricted promissory note (2006 agreement)	35,490	-
	38,166	18,644
Liabilities
Current portion of deferred revenue	611	942
Interest payable on royalty obligations	2,649	4,435
Royalty obligation (2005 agreement)	-	14,179
Royalty obligation (2006 agreement)	35,505	-
	38,765	19,556

Net royalty obligation	$599	$912

Long-term portion
Assets
Restricted promissory note (2006 agreement)	$-	$36,099
Restricted promissory note (2007 agreement)	25,986	26,305
	25,986	62,404
Liabilities
Deferred revenue	153	531
Royalty obligation (2006 agreement)	-	36,129
Royalty obligation (2007 agreement)	26,053	26,398
	26,206	63,058

Net royalty obligation	$220	$654

Total net royalty obligation	$819	$1,566

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

The interest income and the indemnity fees received by the Company are being amortized into income over the prepayment period and the life of the respective agreements. The interest income and the indemnity fees are netted against interest expense and are reflected in “Financing expense” on the consolidated statement of income.

(c) NPI Payment

In addition to the royalty, the Company granted a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold.

Net Profit Interest	2005 Agreement	2006 Agreement	2007 Agreement

Applicable years (1)	2015	2015-2016	2015-2017
Percent	1.00, 2.00 or 3.00	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds	$875, $1,075 or $1,275	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

(1)	The NPI pursuant to the 2005 Royalty Agreement expires on December 31, 2015.

Prior to any NPI payment, the Company is entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At September 30, 2015, the cumulative carry forward amounts remained in a deficiency position under each of the agreements and no payments are expected during 2015 or 2016.

(d) Call and Put

Under certain circumstances, a 100 percent owned subsidiary of Claude has the right to purchase (“Call”) the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to the Company under the promissory notes. Under certain circumstances, the purchaser of the royalties will have the right to sell (“Put”) their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiary of Claude’s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

The Company’s 100 percent owned subsidiary exercised its call right during the first quarter of 2015 to purchase the equity of the holder of the royalty pursuant to the 2005 Red Mile Royalty Agreement. The restricted promissory note pursuant to the 2005 Agreement was sufficient to satisfy the call price. At September 30, 2015, only the 2006 and 2007 Royalty Agreements remain outstanding.

11.	Share Capital:

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series. The first and second preferred shares are issuable in series. First preferred shares rank ahead of the second preferred shares and the common shares (and second preferred shares rank ahead of the common shares) in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first and second preferred shares are determined by the Board of Directors at the time of creation of such series. The common shares of the Company are entitled to vote at all meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Issued

	Number of Common Shares	Consideration

Balance – December 31, 2014	188,155,978	$198,489
ESPP (Note 13(a))	6,105,093	1,001
Stock Option Plan (Note 13 (b))	412,565	307
Mineral property acquisition (Note 7)	208,193	-
Issue costs, net of income taxes	-	(10)
Balance – September 30, 2015	194,881,829	$199,787

12.	Earnings Per Share:

Earnings per share for the three and nine months ended September 30, 2015 and 2014 was calculated based on the following:

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2015	2014	2015	2014

Net earnings attributable to common shareholders	$5,662	$6,852	$21,029	$5,068

Weighted average shares outstanding (basic)	194,875	188,156	194,156	186,136
Dilutive effect of stock options	1,319	303	1,145	176
Weighted average shares outstanding (diluted)	196,194	188,459	195,301	186,312

Earnings per share (basic and diluted)	$0.03	$0.04	$0.11	$0.03

Excluded from the computation of diluted earnings per share for the three and nine months ended September 30, 2015 were options outstanding on 5.6 million and 6.2 common shares, respectively, with an average exercise price greater than the average market price of the Company’s common shares.

Excluded from the computation of diluted earnings per share for the three months ended September 30, 2014 were options outstanding on 7,025,583 common shares with an average exercise price greater than the average market price of the Company’s common shares. Excluded from the computation of diluted earnings per share for the nine months ended September 30, 2014 were options outstanding on 7,200,583 common shares with an average exercise price greater than the average market price of the Company’s common shares.

13.	Share-based Compensation Plans

The Company has the following equity-settled plans:

(a)	Employee Share Purchase Plan (“ESPP”)

Under the ESPP, eligible employees may contribute up to five percent of their annual salary to purchase common shares of Claude; in addition, the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period.

During the first quarter of 2015, the Company issued 6,105,093 common shares (2014 – 7,799,148) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is five percent of the Company’s common shares outstanding. Distribution of common shares pursuant to the Company’s ESPP occurs annually in the first quarter subsequent to the year of participation.

The weighted average fair value of ESPP options granted during 2015 was $0.15 (2014 - $0.06) and, for accounting purposes, was estimated using the Black-Scholes option pricing model with assumptions of a 1.00 year weighted average expected option life (2014 – 1.00 year), a 17 percent expected forfeiture rate (2014 – 19 percent), 86 percent volatility (2014 – 68 percent) and an interest rate of 1.0 percent (2014 – 1.0 percent). The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

(b)	Stock Option Plan

The following summarizes movements in stock options during the nine months ended September 30, 2015 and 2014:

		Weighted		Weighted
	SEPT 30	Average	SEPT 30	Average
	2015	Exercise	2014	Exercise
	Options	Price	Options	Price

Beginning of year	8,497,937	$1.07	7,936,361	$1.19
Options granted	1,715,401	0.53	811,576	0.17
Options exercised	(412,565)	0.34	-	-
Options forfeited	(440,083)	1.18	(675,778)	1.00
Options expired	(80,000)	1.06	(60,000)	1.57
Outstanding, end of period	9,280,690	$1.00	8,012,159	$1.10
Exercisable, end of period	7,036,618		5,762,502

The weighted average market share price at the date of exercise for stock options exercised during the nine months ended September 30, 2015 was $0.65. There were no stock options exercised during 2014.

For stock options outstanding at September 30, 2015, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable (Vested)
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.17 - $0.50	2,996,067	5.26	$0.36	1,771,819	5.25	$0.39
$0.51 - $1.00	1,934,872	5.20	0.69	930,048	3.74	0.74
$1.01 - $1.50	2,233,006	3.11	1.20	2,233,006	3.11	1.20
$1.51 - $2.00	765,000	2.55	1.69	750,000	2.48	1.69
$2.01 - $2.38	1,351,745	5.55	2.12	1,351,745	5.55	2.12
	9,280,690	4.55	$1.00	7,036,618	4.14	$1.17

The foregoing options have expiry dates ranging from January 1, 2016 to May 6, 2022.

The weighted average fair value of stock options granted during the nine months ended September 30, 2015 was $0.45 and was estimated using the Black-Scholes option pricing model with assumptions of a 5.8 year weighted average expected option life, a 7.2 percent expected forfeiture rate, 65.0 percent volatility and an interest rate 1.0 percent. The weighted average fair value of stock options granted during the nine months ended September 30, 2014 was $0.12 and was estimated using the Black-Scholes option pricing model with assumptions of a 5.9 year weighted average expected option life, a 6.5 percent expected forfeiture rate, 76.6 percent volatility and an interest rate of 1.8 percent. The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

The Company has the following cash-settled plans:

(c)	Deferred Share Unit (“DSU”) Plan

The Company offers a Deferred Share Unit (“DSU”) plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

The following summarizes movements in DSUs during the nine months ended September 30, 2015 and 2014:

	SEPT 30	SEPT 30
	2015	2014

Beginning of year	3,302,985	1,580,086
DSUs granted	646,777	3,043,481
DSUs redeemed	(2,247,996)	-
Outstanding, end of period	1,701,766	4,623,567

(d)	Restricted Share Unit (“RSU”) Plan

The Company offers a Restricted Share Unit (“RSU”) plan to eligible participants whereby it may provide each plan participant an annual grant of RSUs in an amount determined by the Company’s Board of Directors. An RSU is a notional unit that reflects the market value of a single common share of Claude that entitles the participant to a cash payment for all fully vested units. RSUs vest annually over a three-year period. The final value of the RSUs will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of RSUs held by participants.

The following summarizes movements in RSUs during the nine months ended September 30, 2015 and 2014:

	SEPT 30	SEPT 30
	2015	2014

Beginning of year	778,261	-
RSUs granted	466,520	1,058,696
RSUs redeemed	(259,421)	(280,435)
Outstanding, end of period	985,360	778,261

Share-based payment expense:

Compensation expense pursuant to share-based payments has been included in General and administrative expense in the Consolidated Statements of Income. For its equity-settled plans, the Company records an offsetting credit to contributed surplus to reflect the estimated fair value of the share-based compensation plans granted to employees. For its cash-settled plans, the Company records an offsetting credit to Accounts payable to reflect the estimated fair value of the liability; Claude re-measures the fair value of this liability at the end of each reporting period and at the date of redemption (until the liability is settled), with any changes in fair value recognized in profit or loss for the period. The Company has recognized the following expenses under these plans:

	Three Months Ended SEPT 30		Nine Months Ended SEPT 30
	2015	2014	2015	2014

Stock-based compensation	$238	$153	$1,017	$438
DSU plan	(85)	99	1,381	803
RSU plan	16	26	341	102
Total share-based payments	$169	$278	$2,739	$1,343

14.	Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk – The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions. Sales of precious metals are to entities considered to be credit worthy, as evaluated through the Company’s risk management program, which includes an evaluation of new and existing customers and quarterly monitoring.

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes operating cash flows will be sufficient to fund the ongoing capital improvements at the Seabee properties for the next twelve months. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand.

Market Risk – Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk that the Company is exposed to varies depending on the composition of its derivative instrument portfolio, as well as current and expected market conditions. The significant market risk exposures to which the Company is exposed are Foreign exchange risk, Commodity price and Interest rate risk. These are discussed further below:

Foreign exchange risk – The results of the Company’s operations are subject to currency risks. The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The Company is not exposed to material foreign exchange risk on its financial instruments.

For a $0.01 movement in the US$/CDN$ exchange rate, based on forecast production and assumptions comparable to year to date 2015 actuals, earnings and cash flow will have a corresponding movement of $1.3 million, or $0.01 per share.

Interest rate risk – In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits and debt. All significant cash balances are on deposit with high-rated banking institutions. In respect to financial liabilities, the Company’s line of credit carries a floating interest rate with the balance of Company debt at fixed interest rates. When possible, the Company will fix its interest costs to avoid variations in cash flows. Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk – The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production. The Company is not exposed to material commodity price risk on its financial instruments.

For a U.S. $10 movement in gold price per ounce, based on forecast production assumptions comparable to year to date 2015 actuals, earnings and cash flow will have a corresponding movement of CDN $0.9 million, or $0.00 per share.

At September 30, 2015, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2015 production totaling 5,800 ounces. The market value loss inherent in these contracts at September 30, 2015 was $0.2 million. At September 30, 2014, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2014 production totaling 12,500 ounces. The market value gain inherent in these contracts at September 30, 2014 was $0.9 million.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, short and long-term investments, restricted promissory notes, reclamation deposits, accounts payable and accrued liabilities, long-term debt, and royalty obligations.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurement used to value option contracts) or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

	September 30, 2015		December 31, 2014
As at	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Cash and cash equivalents (1)	$24,465	$24,465	$11,172	$11,172
Accounts receivable (2)	135	135	2,710	2,710
Available-for-sale financial assets
Investments (1)	431	431	1,177	1,177
Held-to-maturity
Deposits for reclamation costs	2,329	2,329	2,079	2,079
Other financial assets
Derivative instruments (3)	-	-	535	535
Other financial liabilities
Derivative instruments (3)	195	195	-	-
Accounts payable	7,225	7,225	8,142	8,142
Net royalty obligations	819	819	1,566	1,566
Debt	19,499	20,300	21,581	22,600

(1)	Based on quoted market prices – Level 1.
(2)	At September 30, 2015, there were no receivables that were past due or considered impaired.
(3)	Based on models with observable inputs – Level 2.

Valuation Techniques:

Investments

The fair value of Investments is determined based on the closing bid price of each security at the balance sheet date. The closing bid price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore Investments are classified within Level 1 of the fair value hierarchy.

Senior Secured Credit Facility

The Company’s Term Loan is recorded at amortized cost. The fair value is the principal outstanding on the Term Loan, as the fixed interest rate approximates rates for similar instruments.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

15.	Capital Management:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders. The Company defines capital that it manages as the aggregate of its equity attributable to owners of the Company, which is comprised of issued capital, contributed surplus, accumulated deficit and accumulated other comprehensive income (loss).

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust the capital structure, the Company (upon approval from its Board of Directors, as required) may issue new shares through private placements, sell assets or incur debt. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on acquisitions, major investments, as well as annual capital and operating budgets. The Company believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended September 30, 2015. The Company is not subject to externally imposed capital requirements.

The Company may utilize a combination of short-term and long-term debt and equity to finance its operations and exploration.

			SEPT 30	DEC 31
As at			2015	2014

Debt *	Interest **	Maturity Sept/2018	$19,499	$21,581
Shareholders’ equity			152,043	129,425

Debt to equity			13%	17%

* Closing costs associated with the Company’s long-term debt are netted against the principal balance owing, thereby reducing the carrying value of the Company’s debt on the Statement of Financial Position. Amounts presented in the above table are the amortized cost of the balances owing (Note 9).

** The interest rate on both facilities will be dependent on the Company’s total debt to EBITDA ratio and can range either between 3 percent to 4 percent over Prime, or bankers' acceptances plus a margin of 4 percent to 5 percent, at the discretion of the Company.

At September 30, 2015, the Company is bound by and has met all covenants on its credit facilities.

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